ISSUER FREE WRITING PROSPECTUS
SUPPLEMENTING PRELIMINARY PROSPECTUS DATED AUGUST 11, 2010
Filed pursuant to Rule 433
Registration Number: 333-161179
PEABODY ENERGY CORPORATION
FINAL PRICING TERM SHEET
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated August 11, 2010. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

New Issue Summary	August 11, 2010

Issuer:	Peabody Energy Corporation

Guarantors:	Subject to certain exceptions, our obligations under the notes will be jointly and severally guaranteed on a senior unsecured basis by all our existing domestic subsidiaries that guarantee the senior unsecured credit facility. In addition, any domestic subsidiary that executes a guarantee under our senior unsecured credit facility will be required to guarantee the notes.

Securities:	Senior Notes due 2020

Principal Amount:	$650,000,000

Net Proceeds (Before Expenses):	$641,875,000

Coupon (Interest Rate):	6.500%

Price per Bond:	100.00% of principal amount

Yield to Maturity:	6.500%

Spread to Benchmark Treasury:	T+381 bps

Benchmark Treasury:	UST 3.5% due May 15, 2020

Maturity:	September 15, 2020

Interest:	Semi-Annual

Interest Payments:	March 15 and September 15, commencing March 15, 2011

Joint Book-Running Managers:	Banc of America Securities LLC Morgan Stanley & Co. Incorporated HSBC Securities (USA) Inc. Citigroup Global Markets Inc. RBS Securities Inc.

Senior Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC SG Americas Securities, LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. BBVA Securities Inc. BMO Capital Markets Corp. Mitsubishi UFJ Securities (USA), Inc. Santander Investment Securities Inc. Standard Chartered Bank Daiwa Capital Markets America Inc. U.S. Bancorp Investments, Inc.

Trade Date:	August 11, 2010

Settlement Date:	August 25, 2010 (T+10)

Optional Redemption:	Make-whole Call at Relevant Treasury Yield plus:
50 basis points

CUSIP/ISIN:	704549 AH7 / US704549AH71

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.
The issuer and the guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the book-running manager can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.